Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.: 0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is an email newsletter for the contact lens professional from Nikki Iravani, Director of Clinical Research and Professional Relations of CooperVision, Inc. broadcasted on CooperVision, Inc.’s website on August 24, 2004 in connection with the proposed Acquisition.

From Dr. Nikki Iravani

You may have already heard the exciting news that CooperVision is in the process of acquiring Ocular Sciences. This acquisition will enable us to bring an expanded portfolio of contact lenses to eye care practitioners and their patients, and will make CooperVision the third largest contact lens manufacturer in the world.

The Ocular Sciences range of disposable and daily disposable contact lenses will be an excellent complement to the leading specialty lenses currently offered by CooperVision. Another advantage will accrue from the combined geographic strengths of the two companies. While CooperVision has a strong presence in North America and Europe, Ocular Sciences has been very successful in Japan, the second largest contact lens market in the world. Together, we will be able to deliver a higher level of support to eye care practitioners and their patients worldwide.

We hope to see the acquisition finalized before the end of 2004 and, when complete, the combined company will retain the CooperVision name and the leadership of Tom Bender as Chairman and CEO and of Greg Fryling as Chief Operating Officer.

A key advantage for you and your practice will be a fresh infusion into CooperVision’s product line. Just as the recent acquisition of Biocompatibles enabled us to bring you additional applications of the unique Proclear technology, the acquisition of Ocular Sciences will allow us to enter the silicone hydrogel segment within the next 2 years. We also intend to integrate the tremendous comfort advantages of Proclear technology with silicone to offer the ultimate in comfort and oxygen transmissibility.

On behalf of CooperVision, I look forward to communicating with you as the acquisition progresses and to keeping you informed about the exciting new products and programs that will be coming your way.

Best Regards,

NIKKI

/s/ Nikki Iravani

Nikki Iravani, OD

Director of Clinical Research and Professional Relations

CooperVision, Inc.

niravani@coopervisionconnected.com

Cooper Companies Forward-Looking Statements

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular Sciences businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

Additional Information About the Merger and Where to Find It

In connection with the Acquisition, Cooper and Ocular Sciences intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. INVESTORS AND SECURITY HOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COOPER, OCULAR SCIENCES AND THE ACQUISITION. The joint proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the proxy statement and prospectus regarding the Acquisition when they become available.